

February 24, 2011

Eric Stoppenhagen
President
DigiPath, Inc.
1328 W. Balboa Blvd. Suite C
Newport Beach, CA 92661

> **Re:** **DigiPath, Inc.**
> **Amendment No. 1 to Registration Statement on**
> **Form 10-12G**
> **Filed January 26, 2011**
> **File No. 000-54239**

Dear Mr. Stoppenhagen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

     • "PubMed has over 150 documented articles about how digital pathology provides improved patient care," page 5;
     • "The Digital Pathology Association defines digital pathology as…," page 5; and
     • "Laboratory Economics issued a report entitled Adoption Trends in Digital Pathology…," page 6.

     Clearly mark the specific language in the supporting materials that supports each statement. Please tell us if any of the supporting materials were prepared specifically for you in connection with this registration statement and ensure that you update your disclosure to the extent more recent information is available. Additionally, to the extent you use qualitative and quantitative business data, please explain how this disclosure is relevant to you and your business plan.

2.   In the appropriate section, please revise to discuss the business purpose of registering your securities pursuant Section 12(g) of the Exchange Act considering your shareholder base and current operations.

Item 1. Business, page 3

Business of Issuer, page 3

3.   Please review this section to ensure that your disclosure throughout is written in plain English and the concepts that you describe are fully explained. For example, we note your heavy reliance of bullet lists. Please review and revise your disclosure to include complete sentences to explain concepts, limit the use of bullet lists, and limit the use of industry jargon, using instead terms that an ordinary investor could understand.

4.   Please significantly revise this and the MD&A section to focus on your current operations. We note the following statements by way of example only:

- "DigiPath focuses on the business of providing advisory services for clients…," page 3;
- "In all advisory services, DigiPath uses a proprietary methodology services platform…," page 4; and
- "DigiPath provides the expertise in accelerating the adoption of digital pathology," page 5.

Please revise to clarify if you are currently offering any services. Also, please revise to focus on any specific steps that the company has taken to implement its business plan. Please limit your discussion of future services and products to those that you will offer in the immediate future.

5.   We note that a significant amount of the disclosures here, in the plan of operations and the MD&A sections are promotional rather than factual. Please significantly revise your disclosure to remove promotional statements or provide reasonable bases for such disclosure.

6.   On page 3, you disclose that for "over cumulative 60 years, the DigiPath's team has focused" on your targeted industry even though your only director and officer, Mr. Stoppenhagen, has only seven years of experience in this industry and you do not have any employees. Please expand your disclosure to clarify how you determined you have the "cumulative 60 years" of relevant experience.

7.   Please indentify the countries within the Middle East that you expect to seek clients.

Plan of Operations, page 4

8. Please explain the terms "proprietary methodology services platform" and "6D Focus Methodology." Additionally, please discuss the estimated time frame and costs, including the basis for such estimates, for each step. Expand your disclosure of each step and discuss how they will be material to your business plan and operations in the next 12 months. Please revise your MD&A section accordingly.

Target Clients, page 5

9. Please provide the basis for the intended clients you have listed. For example, please indicate whether you have initiated talks with any. If not, please so state and revise your disclosure accordingly.

Competitive Conditions, page 5

10. Please clarify what you mean by "traditional manner."

Industry, page 5

11. Please clarify the term "digitized glass slide."

12. We note your statement, "[T]he Company's principal business objective for the next 12 months and beyond such time will be to achieve long-term growth potential through the growth of revenues." Please expand your plan of operations disclosure to substantiate how you intend to grow revenues in the next 12 months.

Trade Names, Trademarks and Service Marks, page 6

13. Throughout your disclosure you refer to your "proprietary" services. It does not appear that you have any intellectual property that is subject to any protections. As such, please clarify how your services are proprietary despite the lack of any intellectual property protections.

14. You state you are "unaware" of any similar trade names used by other persons. A general internet search using the term "Digipath" indicates that other companies utilize the name "Digipath" in their company or product names. As statements of belief should be accompanied by a reasonable basis, please revise the noted statement accordingly. Also, tell us if there is any risk that your use of the name DigiPath may infringe on other entities' intellectual property rights.

Item 1A. Risk Factors, page 7

15. Please include a separate risk factor addressing the issues you face as a result of your going concern opinion. The risk factor should include, but is not limited to, a discussion of your ability to raise capital in light of your going concern opinion.

16.   Some of the subheadings in your risk factor section are vague and do not fully describe
        the specific risk discussed. Potential investors should be able to read a risk factor
        subheading and come away with a strong understanding of what the risk is and the result
        of the risk as it specifically applies to you. For example only, see the following:

- "We may need additional financing," page 9;
- "We are uncertain of our ability to protect the information," page 11;
- "Authorization of preferred stock," page 13; and
- "Indemnification of officers and directors," page 13.

        Please revise accordingly. As a general rule, risks that apply to companies across
        industries are probably too generic to include here. See Item 503(c) of Regulation S-K.

"We may need additional financing," page 8

17.   This risk factor and the one immediately after it appear to address the same risk. Please
        revise to collapse the two risk factors or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
12

18.   Please clarify that you have not earned any revenues since inception, if true, and provide
        a narrative discussion of the net loss, expenses, and liabilities that have been incurred by
        the company.

19.   We note on page 14 that Mr. Stoppenhagen provides services to other entities, including
        "small to medium-sized companies that either are public or desire to become public" and
        Catalyst Lighting Group, Inc. Please clarify if he is still serving in any of these
        capacities. If so, please provide disclosure in this section to indicate how much time Mr.
        Stoppenhagen will devote to you.

20.   Please reconcile your disclosure that potential clients are in the United States with your
        risk factor on page 7 that states that you expect that substantially all of your operations to
        be in international markets. In addition, as necessary to understand your business and
        describe any known trends or uncertainties that have had or that you reasonably expect
        will have a material favorable or unfavorable impact on revenues or income from
        continuing operations, please revise to more fully discuss the status of your operations
        and your plan for future operations. As an example only, please discuss your basis for
        determining that it is likely the company will have revenues in the quarter ending
        December 31, 2011, as disclosed on page 11 of your Form 10-Q for the period ended
        December 31, 2010.

Eric Stoppenhagen, President
DigiPath, Inc.
February 24, 2011
Page 5

Liquidity and Capital Requirements, page 12

21.   Please revise to clarify the extent to which your anticipated liquidity requirements during the next 12 months will be met using funds advanced from your shareholder and the extent to which you will require raising additional capital from other investors or obtaining financing. In addition, please revise to discuss liquidity on both a long-term and short-term basis. Refer to Instruction 5 of Item 303(A) of Regulation S-X.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

22.   Please clarify what the "Represents less than 1%" refers to or delete.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 14

Identification of Directors and Officers, page 14

23.   Please clarify what you mean by "CFO services." Clearly indicate whether Mr. Stoppenhagen was as a consultant or an executive officer while providing CFO services.

24.   Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Stoppenhagen should serve as a director. Please refer to Item 401(e) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

25.   Please revise to identify your promoter(s). See Item 404(c) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 17

26.   Please identify Eric Stoppenhagen as the recipient of the 5,000,000 restricted shares.

27.   We note the reference to information provided to "all investors." Please refer to Mr. Stoppenhagen instead of referring to "all investors."

Item 13. Financial Statements and Supplementary Data, page 21

28.   Please revise to include audited financial statements. Refer to Rule 8-02 of Regulation S-X.

29.   Please revise to comply with the requirements of development stage entities in ASC 915. For example, we note that you have not reported cumulative net losses with a descriptive caption such as deficit accumulated during the development stage in the shareholder equity section (ASC 915-210-45-1) and have not identified on the face of the financial statements that you are a development stage entity (ASC 915-205-45-4).

Exhibit 31

30.   Please confirm to us that you will revise your certifications, in all future filings, to include the language "including its consolidated subsidiaries" in paragraph 4(a) and "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and to refer to the "registrant" rather than the "small business issuer" in paragraph 5, consistent with the language set forth in Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins, Accounting Examiner, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor